SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15

      Certification and Notice of Termination of Registration under Section
          12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                                                  Commission File Number: 1-3013

                              WESTVACO CORPORATION
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             (Exact name of registrant as specified in its charter)


        One High Ridge Park, Stamford, Connecticut 06905, (203) 461-7480
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               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)


               6.85% Notes due 2004 (approx. 49 holders of record)
               7.10% Notes due 2009 (approx. 36 holders of record)
               8.40% Notes due 2007 (approx. 20 holders of record)
           Floating Rate Notes due 2003 (approx. 12 holders of record)
            8.20% Debentures due 2030 (approx. 45 holders of record)
            9.65% Debentures due 2002 (approx. 33 holders of record)
            9.75% Debentures due 2020 (approx. 33 holders of record)
            7.95% Debentures due 2031 (approx. 31 holders of record)
   7.00% Sinking Fund Debentures due 2004-2023 (approx. 26 holders of record) 7.50% Sinking Fund Debentures due 2008-2027 (approx. 16 holders of record)
    7.65% Sinking Fund Debentures due 2008-2027 (approx. 0 holders of record) 7.75% Sinking Fund Debentures due 2004-2023 (approx. 15 holders of record) 8.125% Sinking Fund Debentures due 2001-2007 (approx. 18 holders of record) 8.30% Sinking Fund Debentures due 2003-2022 (approx. 31 holders of record)

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            (Title of each class of securities covered by this Form)


                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1)(i)    [ ]         Rule 12h-3(b)(1)(i)    [X]
     Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(ii)   [ ]         Rule 12h-3(b)(2)(ii)   [ ]
                                        Rule 15d-6             [ ]


     Approximate number of holders of record as of the certification or notice date: See above

     Pursuant to the requirements of the Securities Exchange Act of 1934, Westvaco Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  April 3, 2002         BY:  /s/ William S. Beaver
                                  ----------------------------------------------
                                  Name: William S. Beaver
                                  Title:  Vice President & Treasurer



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.